EXHIBIT 11.2

DUKE REALTY CORPORATION

EARNINGS TO DEBT SERVICE CALCULATIONS

DECEMBER 31, 2001

(in thousands)
Consolidated net income available for common shares	$229,967
Gain on land and depreciated property sales	(45,708)
Recurring principal amortization	10,043
Minority interest in earnings of common unitholders	32,463
Interest expense (excludes amortization of deferred financing fees)	109,241
earnings before debt service	336,006

Interest expense (excludes amortization of deferred financing fees)	$109,241
Recurring principal amortization	10,043
total debt service	119,284

DEBT SERVICE RATIO	2.82